Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

June 28, 2007

Dear Members:

We are writing to address questions that have been raised regarding appraisal rights in connection with the CME transaction. As you know, on June 14, 2007, we entered into a revised agreement with CME that, among other things, includes a one-time cash dividend of $9.14 per share of Class A common stock. The dividend will be paid immediately prior to the closing of the merger.

Appraisal Rights

The following are some questions we’ve received regarding appraisal rights. Please refer to the supplement, dated June 17, 2007, to our joint proxy statement / prospectus for a more detailed description of appraisal rights.

Q:	Why are appraisal rights now part of the CME transaction?

A:	Appraisal rights are required by Delaware law as a result of the special dividend in the CME transaction.

Under Delaware law, if you are required to take cash as part of the merger consideration, you are entitled to appraisal rights. We have been advised that the special dividend likely would be viewed by a Delaware court as part of the merger consideration.

Q:	What are appraisal rights?

A:	If you follow all of the procedures to exercise your appraisal rights and the CME transaction closes, instead of receiving CME Group stock, you would have the right to have a Delaware court determine the “fair value” of your shares as of the effective time of the merger, payable in cash from the CME Group. This value could be more than, less than or the same as the merger consideration in the CME transaction – it would be determined by the court – and it would exclude any element of value arising from the merger (such as synergies).

Q:	Will I get appraisal rights in connection with the CME transaction if it doesn’t close?

A:	No. The appraisal rights that were triggered by the special dividend are available only if the CME transaction is completed.

Q:	If I vote against the merger or exercise my appraisal rights, will it affect whether I receive the special dividend?

A:	No. The special dividend will be paid immediately prior to the merger. Your right to the dividend will not be affected by how you vote or whether you exercise your appraisal rights.

June 28, 2007

Q:	What do I need to do to exercise my appraisal rights?

A:

To exercise your appraisal rights, you need to comply with the procedural and other requirements set forth in Section 262 of the Delaware General Corporation Law (a copy of which is included as Annex I to the June 17th supplement).

Among other things, stockholders must make a written demand for appraisal before the vote, and must not vote in favor of the CME transaction.

As a result, if you wish to exercise your appraisal rights, you should consult with your legal advisor prior to the vote.

Q:	If I vote no, will I have exercised my appraisal rights?

A:	No. To exercise appraisal rights, stockholders must make a written demand for appraisal before the vote, and a no vote doesn’t qualify as a written demand.

If you simply vote no and do nothing else (and the merger is completed), you would receive CME Group common stock like the other stockholders who haven’t exercised their appraisal rights.

Q:	What if I have additional questions regarding appraisal rights?

A:

We urge you to read the June 17th supplement to our joint proxy statement / prospectus for a more detailed description of appraisal rights. Additional copies are available by calling Paul J. Draths, Vice President and Secretary, at the number listed below.

Proxy Voting

Q:	How do I vote?

A:	You may vote in advance of the meetings:

•	By mail — by completing, signing and dating the BLUE Member Proxy Card and the WHITE Stockholder Proxy Card we sent to you, and returning them in the postage-paid envelopes provided;

•	On line — by going to http://proxy.georgeson.com and following the steps described on that website to vote both your shares and your membership; or

•	By phone —

—	to vote your shares — by calling 1-800-732-4052

—	to vote your membership — by calling 1-800-786-8302

You will need information from the pre-printed WHITE (for shares) and BLUE (for memberships) proxy cards we sent to you to vote on line or by phone.

June 28, 2007

Even if you plan on attending the meetings and voting in person, we encourage you to vote both your shares and your membership ahead of time by one of these methods to ensure your shares and membership are represented at the meetings.

Q:	Can I change my vote after I’ve voted?

A:	Yes. You can change your vote at any time prior to the vote at the meetings. Your last vote is the vote that counts.

Q:	Do I have to vote as a member and as a stockholder?

A:	Yes. If you are a B-1 or B-2 member and a stockholder, you have to vote your membership and your shares separately.

Q:	What if I have additional questions regarding how to vote?

A:	If you have additional questions regarding how to vote your shares or membership, please contact Paul J. Draths, Vice President and Secretary, at 312-435-3605.

The Board of Directors of CBOT Holdings unanimously recommends that stockholders vote “FOR” the adoption of the agreement and plan of merger, and the Board of Directors of CBOT unanimously recommends that CBOT members vote “FOR” the matters related to the merger as described in the joint proxy statement / prospectus and the supplement.

We look forward to the stockholder and member votes on July 9th and to our combination with CME to create the largest, most competitive global derivatives exchange. Thank you for your continued support.

Sincerely,

/s/ Charles P. Carey	/s/ Bernard W. Dan
Charles P. Carey	Bernard W. Dan

Forward-Looking Statements

Certain statements in this presentation may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and includes any use of the words “may,” “should,” “could,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue”. These statements are based on management’s current expectations and involve assumptions that may be subject to change or risks and uncertainties that could cause actual results to differ materially from those set forth in the statements. Accordingly, actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statement contained in this presentation. The factors that may affect our performance may be found in the joint proxy statement/prospectus, as supplemented, described below and the Annual Report on Form 10-K and other periodic reports filed by CBOT Holdings, Inc. with the U.S. Securities and Exchange Commission (“SEC”). These filings can be obtained at the SEC’s website at www.sec.gov. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

June 28, 2007

Important Merger Information

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT”) and the Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties have filed relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus, as supplemented, regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, AS SUPPLEMENTED, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors are able to obtain a free copy of the joint proxy statement/prospectus and the supplement thereto, as well as the other filings containing information about CBOT and CME without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the supplement thereto can also be obtained without charge by directing a request to CBOT Holdings, Inc., Attn: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT and its respective directors and executive officers and other members of management and employees and other CBOT members may be deemed to be participants in the solicitation of proxies from CBOT shareholders in respect of the proposed transaction. Information regarding CBOT directors and executive officers is available in CBOT’s proxy statement for its 2007 annual meeting of stockholders, dated March 29, 2007. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus, as supplemented, and the other relevant documents filed with the SEC. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended